Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS	November 15, 2011

A Publication of The Provo Group, Inc.	THIRD QUARTER 2011

THIRD QUARTER ACTUAL and PROJECTED FOURTH QUARTER of 2011 DISTRIBUTIONS…

The Partnership is distributing $230,000 for the third quarter of 2011, which is $4.97 per unit. This is $20,000 ($.43 per unit) lower than originally planned due primarily to the vacancy of the China Super Buffet property in late June (see page 2 Property Highlights), offset by lower operating expenditures. We only distribute “actual” adjusted net cash flow.

The cash distribution for the remaining quarter of 2011 from adjusted operating and investment cash flows is estimated to be approximately $195,000 ($4.21 per unit) which is $55,000 ($1.19 per unit) less than the original budgeted amount due primarily to the China Super Buffet vacancy and a higher than anticipated 2nd installment of 2010 property tax to be paid by the Partnership during the fourth quarter for the Park Forest, IL property sold in December of 2010.

The pending sale of the Denny’s, Phoenix, AZ property during the fourth quarter of 2011, would result in an increase in the fourth quarter distribution if the deal closes. (See Property Highlights on page 2)

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further third quarter of 2011 unaudited financial information, see the Partnership’s September 30, 2011 interim financial report filed on Form 10-Q with the SEC on or around November 15, 2011. A copy of the 2011 Quarterly Reports filed on Form 10-Q, the 2010 10-K, and other public reports can be viewed/printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov.

DISTRIBUTION HIGHLIGHTS

•	$230,000 ($4.97 per unit) distributed for the second quarter of 2011, (see Adjusted Condensed Statements of Cash Flows attached).

•	$750,000 ($16.21 per unit) distributed for the first through third Quarters of 2011, (see Adjusted Condensed Statements of Cash Flows attached).

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$1,577.90 and $1,428.72 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of November 1, 2011, the date this newsletter was sent for printing and mail assembly The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE
Property Highlights	2
Questions & Answers	2
Contact Information	2

PAGE 2	DIVALL 2 QUARTERLY NEWS	3 Q 11

PROPERTY HIGHLIGHTS

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AUCTION HELD OCTOBER 18, 2011: Management entered into a Marketing and Agency Agreement (“Marketing Agreement”) in late September of 2011 for the live sale auction of the vacant Phoenix, AZ and the Denny’s, Phoenix, AZ properties. The auction took place on October 18, 2011 and resulted in the sale of the Denny’s property for the high bid price of $475,000. Closing is anticipated to occur during the fourth quarter of 2011. Although there is never a guarantee of a sale, the projected net cash sale proceeds (after estimated costs to sell) of approximately $445,000 would be included with the anticipated fourth quarter of 2011 distribution, which is expected to be mailed to investors in February of 2012. Per the Agreement, the Agent has 30 days from the auction date to continue to market the vacant, Phoenix, AZ property for sale, at which time the Agreement will expire.

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Vacant Phoenix, AZ property (operated as China Super Buffet restaurant): The China Super Buffet ceased its operations and vacated the property in late June. Management regained possession of the property in July, and although China Super Buffet is responsible for rent and related property tax through the end of its lease (January 20, 2013), Management does not anticipate further collections from the former tenant. The former tenant’s $18,000 security deposit held by the Partnership was applied to $12,312 in past due amounts and a portion of the first installment of 2011 property tax paid by the Partnership during the third quarter of 2011. Due to the need for capital improvements, and the economic downturn and demographic changes of the area, the carrying amount of the vacant property was reduced by $540,118 to its estimated fair value of zero as of June 30, 2011. The property was reclassified to property held for sale during the third quarter of 2011 upon the execution of the Marketing Agreement.

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Phoenix, AZ (operates as a Denny’s restaurant): Upon an impairment analysis performed by Management, the carrying amount of the property was reduced by $104,705 to its estimated fair value of $445,000 as of September 30, 2011. The property was reclassified to property held for sale during the third quarter of 2011 upon the execution of the Marketing Agreement.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Fourth Quarter of 2011 is scheduled to be mailed on February 15, 2011.

•	What was the estimated December 31, 2010 Net Unit Value (“NUV”)?

Management’s had estimated the December 31, 2011 Net Unit Value of each interest of the Partnership to approximate $320, as noted in the letter mailed to investors on February 15, 2011. Please note that the estimated year-end NUV should be adjusted (reduced) for any subsequent property sale(s) or applicable impairment write-downs during the following year. Therefore, as of September 30, 2011, the adjusted December 31, 2010 internal estimated NUV would be approximately $12 lower at $308 per Unit. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NUV. Accordingly, with respect to the estimated NUV, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NUV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NUV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NUV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NUV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	How can I obtain a hard copy of the 2010 Annual Report or other SEC filings?

Please visit the Investor Relations page at the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Wednesday, October 5, 2011 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901	PHONE: 1-800-547-7686 FAX: 1-415-485-4553

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011 and 2010

(Unaudited)

	2011		2010
Net Cash Flows Provided by Operating Activities	$794,633	*	$856,214	*
Adjustments:
Changes in working capital (a)	20,729		14,250
Net Cash flows advanced from past or current cash flows (reserved for future) (b)	(83,567)		(110,680)

Net Adjusted Cash Flows Provided by Operating Activities	$731,795		$759,784

Cash Flows provided by Investing Activities	$18,205	*	$25,216	*

Total Adjusted Cash Flows Provided by Operating Activities and Cash Flows Provided by Investing Activities	$750,000		$785,000

	2011 ACTUAL		2010 ACTUAL
3rd Quarter Cash Distribution	$230,000	*	$275,000	*

3rd Quarter Cash Distribution per Limited Partner Unit	$4.97		$5.94

Date Mailed	11/15/2011		11/15/2010

2nd Quarter Cash Distribution	$265,000	*	$305,000	*

2nd Quarter Cash Distribution per Limited Partner Unit	$5.73		$6.59

Date Mailed	8/15/2011		8/13/2010

1st Quarter Cash Distribution	$255,000	*	$205,000	*

1st Quarter Cash Distribution per Limited Partner Unit	$5.51		$4.43

Date Mailed	5/13/2011		5/14/2010

Total Cash Distributions for 1st through 3rd Quarters	$750,000		$785,000

Total Cash Distributions per Limited Partner unit	$16.21		$16.96

Number of outstanding Limited Partner units*	46,280.30		46,280.30

*	As reported
(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership’s GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership’s GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership’s period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow from operating activities should not be considered as an alternative for cash flow from operating activities computed on a GAAP basis as a measure of our liquidity.